                                                                    EXHIBIT 99.1

     PART I, SECTIONS OF ITEM 1 OF PART II, EXHIBIT 12 AND EXHIBIT 15 OF FORD MOTOR COMPANY'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2002. THIS EXHIBIT 99.1 EXCLUDES INFORMATION DIRECTLY CONCERNING FORD CREDIT THAT IS ALREADY DISCLOSED IN FORD CREDIT'S QUARTERLY REPORT ON FORM 10-Q. ALL REFERENCES TO WE, OUR AND US IN THIS EXHIBIT 99 REFER TO FORD MOTOR COMPANY AND ALL REFERENCES TO THE 10-K REPORT IN THIS EXHIBIT 99.1 REFER TO FORD MOTOR COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2001.

Item 1. Financial Statements

                       Ford Motor Company and Subsidiaries
                        CONSOLIDATED STATEMENT OF INCOME
                  For the Periods Ended June 30, 2002 and 2001
                                  (in millions)

                                                                                Second Quarter                   First Half
                                                                          --------------------------     ---------------------------
                                                                            2002             2001           2002            2001
                                                                          ----------      ----------     -----------     -----------
                                                                                 (unaudited)                     (unaudited)
AUTOMOTIVE
----------
SALES                                                                      $ 35,238        $ 34,552        $ 67,559        $ 69,202

COSTS AND EXPENSES (NOTE 2)
Cost of sales (Note 3)                                                       32,320          33,648          62,394          64,463
Selling, administrative and other expenses                                    2,393           2,336           4,729           4,842
                                                                           --------        --------        --------        --------
  Total costs and expenses                                                   34,713          35,984          67,123          69,305

OPERATING INCOME/(LOSS)                                                         525          (1,432)            436            (103)

Interest income                                                                 172             218             284             473
Interest expense                                                                337             330             699             697
                                                                           --------        --------        --------        --------
  Net interest expense                                                         (165)           (112)           (415)           (224)
Equity in net loss of affiliated companies                                      (19)           (162)            (80)           (340)
                                                                           --------        --------        --------        --------

INCOME/(LOSS) BEFORE INCOME TAXES - AUTOMOTIVE                                  341          (1,706)            (59)           (667)

FINANCIAL SERVICES
REVENUES (NOTE 3)                                                             7,094           7,762          14,630          15,558

COSTS AND EXPENSES
Interest expense                                                              1,891           2,484           3,887           5,044
Depreciation                                                                  2,647           2,674           5,313           5,193
Operating and other expenses                                                  1,179           1,342           2,738           2,779
Provision for credit and insurance losses                                       771             572           1,732           1,258
                                                                           --------        --------        --------        --------
  Total costs and expenses                                                    6,488           7,072          13,670          14,274
                                                                           --------        --------        --------        --------

INCOME BEFORE INCOME TAXES - FINANCIAL SERVICES                                 606             690             960           1,284
                                                                           --------        --------        --------        --------

TOTAL COMPANY
INCOME/(LOSS) BEFORE INCOME TAXES                                               947          (1,016)            901             617
Provision/(benefit) for income taxes                                            282            (284)            256             287
                                                                           --------        --------        --------        --------
INCOME/(LOSS) BEFORE MINORITY INTERESTS                                         665            (732)            645             330
Minority interests in net income of subsidiaries                                 95              20             167              23
                                                                           --------        --------        --------        --------
INCOME/(LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE IN
 ACCOUNTING PRINCIPLE                                                           570            (752)            478             307

Cumulative effect of change in accounting
 principle (Note 4)                                                               -               -          (1,002)              -
                                                                           --------        --------        --------        --------

NET INCOME/(LOSS)                                                          $    570        $   (752)       $   (524)       $    307
                                                                           ========        ========        ========        ========

Income/(loss) attributable to Common and Class B
  Stock after preferred stock dividends                                    $    567        $   (755)       $   (531)       $    300

Average number of shares of Common and Class B
 Stock outstanding                                                            1,813           1,819           1,810           1,829

AMOUNTS PER SHARE OF COMMON AND CLASS B STOCK
 (Notes 4 and 5)
BASIC INCOME
  Income/(loss) before cumulative effect of change
   in accounting principle                                                 $   0.31        $  (0.42)       $   0.26        $   0.16
  Cumulative effect of change in accounting principle                             -               -           (0.55)              -
                                                                           --------        --------        --------        --------
  Net income/(loss)                                                        $   0.31        $  (0.42)       $  (0.29)       $   0.16

DILUTED INCOME
  Income/(loss) before cumulative effect of change
   in accounting principle                                                 $   0.29        $  (0.42)       $   0.26        $   0.16
  Cumulative effect of change in accounting principle                             -               -           (0.55)              -
                                                                           --------        --------        --------        --------
  Net income/(loss)                                                        $   0.29        $  (0.42)       $  (0.29)       $   0.16

CASH DIVIDENDS                                                             $   0.10        $   0.30        $   0.20        $   0.60

The accompanying notes are part of the financial statements.

                                     99.1-1

                       Ford Motor Company and Subsidiaries

                           CONSOLIDATED BALANCE SHEET

                                  (in millions)

                                                                                              June 30,         December 31,
                                                                                                2002              2001
                                                                                              ---------          ---------
ASSETS                                                                                       (unaudited)
AUTOMOTIVE
Cash and cash equivalents                                                                     $   8,480          $   4,079
Marketable securities                                                                            14,945             10,949
                                                                                              ---------          ---------
   Total cash and marketable securities                                                          23,425             15,028

Receivables, net                                                                                  2,356              2,214
Inventories (Note 6)                                                                              7,522              6,191
Deferred income taxes                                                                             2,595              2,595
Other current assets                                                                              5,697              6,155
Current receivable from Financial Services                                                        1,939                938
                                                                                              ---------          ---------
   Total current assets                                                                          43,534             33,121

Equity in net assets of affiliated companies                                                      2,317              2,450
Net property                                                                                     35,162             33,121
Deferred income taxes                                                                             7,541              5,996
Goodwill (Note 4)                                                                                 4,712              5,283
Other intangible assets (Note 4)                                                                  1,110              1,194
Other assets                                                                                      6,421              7,154
                                                                                              ---------          ---------
   Total Automotive assets                                                                      100,797             88,319

FINANCIAL SERVICES
Cash and cash equivalents                                                                         4,623              3,139
Investments in securities                                                                           638                628
Finance receivables, net                                                                        108,557            110,358
Net investment in operating leases                                                               46,930             47,262
Retained interest in sold receivables                                                            11,515             12,548
Goodwill (Note 4)                                                                                   809              1,088
Other intangible assets (Note 4)                                                                    254                265
Other assets                                                                                     12,456              9,224
Receivable from Automotive                                                                        3,712              3,712
                                                                                              ---------          ---------
   Total Financial Services assets                                                              189,494            188,224
                                                                                              ---------          ---------

   TOTAL ASSETS                                                                               $ 290,291          $ 276,543
                                                                                              =========          =========

LIABILITIES AND STOCKHOLDERS' EQUITY
AUTOMOTIVE
Trade payables                                                                                $  17,312          $  15,677
Other payables                                                                                    3,043              4,227
Accrued liabilities                                                                              25,988             24,340
Debt payable within one year                                                                        241                302
                                                                                              ---------          ---------
   Total current liabilities                                                                     46,584             44,546

Long-term debt                                                                                   13,809             13,492
Other liabilities                                                                                35,222             30,868
Deferred income taxes                                                                               361                362
Payable to Financial Services                                                                     3,712              3,712
                                                                                              ---------          ---------
   Total Automotive liabilities                                                                  99,688             92,980

FINANCIAL SERVICES
Payables                                                                                          2,859              1,595
Debt                                                                                            150,764            153,543
Deferred income taxes                                                                            10,122              9,703
Other liabilities and deferred income                                                             9,254              9,326
Payable to Automotive                                                                             1,939                938
                                                                                              ---------          ---------
   Total Financial Services liabilities                                                         174,938            175,105

Company-obligated mandatorily redeemable preferred and mandatorily redeemable convertible preferred securities of subsidiary trusts
 holding solely junior subordinated debentures of the Company (Note 7)                            5,671                672

STOCKHOLDERS' EQUITY
Capital stock
 Preferred Stock, par value $1.00 per share (aggregate liquidation
  preference of $177 million)                                                                         *                  *
 Common Stock, par value $0.01 per share (1,837 million shares issued)                               18                 18
 Class B Stock, par value $0.01 per share (71 million shares issued)                                  1                  1
Capital in excess of par value of stock                                                           5,868              6,001
Accumulated other comprehensive loss (Notes 3 and 8)                                             (2,932)            (5,913)
ESOP loan and treasury stock                                                                     (2,570)            (2,823)
Earnings retained for use in business                                                             9,609             10,502
                                                                                              ---------          ---------
   Total stockholders' equity                                                                     9,994              7,786
                                                                                              ---------          ---------

   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                 $ 290,291          $ 276,543
                                                                                              =========          =========

* Less than $1 million

The accompanying notes are part of the financial statements.


                                     99.1-2

                       Ford Motor Company and Subsidiaries

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

                  For the Periods Ended June 30, 2002 and 2001
                                  (in millions)


                                                                                First Half 2002              First Half 2001
                                                                          ---------------------------- -----------------------------
                                                                                         Financial                     Financial
                                                                           Automotive     Services      Automotive      Services
                                                                          ---------------------------- -----------------------------
                                                                                 (unaudited)                   (unaudited)
CASH AND CASH EQUIVALENTS AT JANUARY 1                                      $ 4,079      $ 3,139         $ 3,374      $  1,477

Cash flows from operating activities before
 securities trading                                                           8,109        8,592           6,336         6,995
Net sales/(purchases) of trading securities                                  (3,766)         (60)            482          (148)
                                                                            -------      -------         -------      --------
   Net cash flows from operating activities                                   4,343        8,532           6,818         6,847

Cash flows from investing activities
 Capital expenditures                                                        (2,938)        (300)         (2,586)         (230)
 Acquisitions of receivables and lease investments                                -      (43,444)              -       (48,003)
 Collections of receivables and lease investments                                 -       28,199               -        26,132
 Net acquisitions of daily rental vehicles                                        -       (1,896)              -        (2,362)
 Purchases of securities                                                     (1,030)        (320)        (10,729)         (485)
 Sales and maturities of securities                                             898          268          12,059           476
 Proceeds from sales of receivables and lease investments                         -       19,430               -        10,141
 Net investing activity with Financial Services                                  29            -            (460)            -
 Cash paid for acquisitions                                                     (67)           -          (1,868)         (742)
 Other                                                                            -          425             366           (35)
                                                                            -------      -------         -------      --------
   Net cash (used in)/provided by investing activities                       (3,108)       2,362          (3,218)      (15,108)

Cash flows from financing activities
 Cash dividends                                                                (369)           -          (1,107)            -
 Net sales/(purchases) of Common Stock                                           92            -          (1,322)            -
 Proceeds from mandatorily redeemable convertible
  preferred securities (Note 7)                                               4,900            -               -             -
 Changes in short-term debt                                                     (91)      (9,032)            (70)       (2,375)
 Proceeds from issuance of other debt                                           265       12,426             346        25,028
 Principal payments on other debt                                              (691)     (13,981)           (368)      (13,791)
 Net financing activity with Automotive                                           -          (29)              -           460
 Other                                                                          (14)         (44)            170          (362)
                                                                            -------      -------         -------      --------
   Net cash (used in)/provided by financing activities                        4,092      (10,660)         (2,351)        8,960

Effect of exchange rate changes on cash                                          75          249             (20)         (193)
Net transactions with Automotive/Financial Services                          (1,001)       1,001             100          (100)
                                                                            -------      -------         -------      --------

   Net increase in cash and cash equivalents                                  4,401        1,484           1,329           406
                                                                            -------      -------         -------      --------

CASH AND CASH EQUIVALENTS AT JUNE 30                                        $ 8,480      $ 4,623         $ 4,703      $  1,883
                                                                            =======      =======         =======      ========

The accompanying notes are part of the financial statements.

                                     99.1-3

                       FORD MOTOR COMPANY AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS
                                   (unaudited)


1. Financial Statements - The financial data presented herein are unaudited, but in the opinion of management reflect those adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of such information. Results for interim periods should not be considered indicative of results for a full year. Reference should be made to the financial statements contained in the registrant's Annual Report on Form 10-K (the "10-K Report") for the year ended December 31, 2001. For purposes of this report, "Ford", the "Company", "we", "our", "us" or similar references means Ford Motor Company and its majority-owned subsidiaries unless the context requires otherwise. Certain amounts for prior periods were reclassified to conform with current period presentation.

2. Selected Automotive Costs and Expenses are summarized as follows (in millions):

                                                         Second Quarter                         First Half
                                                   ---------------------------          ---------------------------
                                                      2002            2001                 2002            2001
                                                   -----------     -----------          ------------    -----------
Depreciation                                         $ 633          $ 682                $ 1,223        $1,357
Amortization of special tools                          651             624                 1,223         1,350
Postretirement expense                                 572             351                 1,060           728

3. Derivative Instruments and Hedges - Ford adopted Statement of Financial Accounting Standards ("SFAS") No. 133 on January 1, 2001. For further discussion on SFAS No. 133, refer to Note 14 in the 10-K Report. Non-cash benefits/(charges) recorded to income and to stockholders' equity for the second quarter of 2002 and 2001 were (in millions):

                                                    Second Quarter 2002                     Second Quarter 2001
                                            ------------------------------------    -------------------------------------
                                                          Financial     Total                     Financial      Total
                                             Automotive    Services    Company      Automotive    Services      Company
                                            ------------- ----------- ----------    ------------ ------------  ----------
       Income/(loss) before income taxes a/
                                               $23          $(22)        $1            $(77)       $(51)       $  (128)
       Net income/(loss)                        14           (13)         1             (55)        (32)           (87)
       Stockholders' equity b/                                          534                                       (103)

- - - - -
a/ Automotive recorded in cost of sales; Financial Services recorded in revenues.
b/ Recorded in accumulated other comprehensive income.


4. Goodwill and Other Intangibles - Effective January 1, 2002, Ford adopted SFAS No. 142, which eliminates amortization of goodwill and certain other intangible assets, but requires at least annual testing for impairment (comparison of estimated fair value to carrying value). Fair value is estimated using the present value of expected future cash flows and other valuation measures. The Automotive sector completed the transitional impairment test in the first quarter of 2002. The Financial Services sector completed the transitional impairment test in the second quarter of 2002, which resulted in an after-tax non-cash charge of $294 million related to Hertz' industrial and construction equipment rental business. Consistent with SFAS No. 142 guidance, we have recognized this impairment charge in the first quarter of 2002 as part of the cumulative effect of change in accounting principle, as follows:

                                                                        First Quarter 2002
                                             --------------------------------------------------------------------------
                                                Net Income/(Loss)         Basic Earnings          Diluted Earnings
                                                   (millions)                Per Share                Per Share
                                                   ----------                ---------                ---------
       Reported net income/(loss)                $  (800)                     $(0.45)                  $(0.45)
             Less: Impairment charge                (294)                      (0.16)                   (0.16)
                                                 -------                      ------                   ------
       Adjusted net income/(loss)                $(1,094)                     $(0.61)                  $(0.61)
                                                 =======                      ======                   ======

     If SFAS No. 142 had been in effect in 2001, Company earnings would have been improved because of reduced goodwill and nonamortizable intangible amortization, as described below:

                                                       Second Quarter 2001                          First Half 2001
                                             ----------------------------------------- -----------------------------------------
                                                               Basic       Diluted                       Basic        Diluted
                                               Net Income     Earnings     Earnings     Net Income     Earnings      Earnings
                                               ----------     --------     --------     ----------     --------      --------
                                               (millions)    Per Share    Per Share     (millions)     Per Share    Per Share
         Reported net income/(loss)              $(752)       $(0.42)      $(0.42)         $ 307         $0.16        $0.16
         Add: amortization                          71 *        0.04         0.04            128**        0.07         0.07
                                                 -----        ------       ------          -----         -----        -----
          Adjusted net income/(loss)             $(681)       $(0.38)      $(0.38)         $ 435         $0.23        $0.23
                                                 =====        ======       ======          =====         =====        =====

     - - - - -
     * $63 million Automotive and $8 million Financial Services
     ** $112 million Automotive and $16 million Financial Services

     Effective July 1, 2001, Ford adopted SFAS No. 141 which specifies the types of acquired intangible assets to be reported separately from goodwill and those to be included in goodwill.



                                     99.1-4

     Certain Company intangible assets, primarily acquired distribution networks and technology, continue to be amortized over their useful lives, with no significant residual value.


Item 1.  Financial Statements (Continued)

                       FORD MOTOR COMPANY AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS
                                   (unaudited)

     Changes to Automotive sector goodwill and other intangible assets were as follows (in millions):

                                                     Goodwill a/                  Other Intangibles
                                                    ---------------     ---------------------------------------
                                                                         Amortizable        Non-amortizable
                                                                        --------------    ---------------------
       December 31, 2001 balance                      $ 5,283             $1,194               $  -
       Impairment (pre-tax)                            (1,041)                 -                  -
       Tradenames reclassification                          -               (618)               618
       Workforce reclassification                         126               (126)                 -
       Currency translation & other                       344                 (8)                50
                                                      -------             ------               ----
         June 30, 2002 balance                        $ 4,712             $  442 b/            $668
                                                      =======             ======               ====

     - - - - -

     a/ In addition, equity in net assets of affiliated companies included goodwill of $409 million and $421 million at June 30, 2002 and December 31, 2001.
     b/ Gross balance of $576 million, net of accumulated amortization and other adjustments of $134 million.

     Changes to Financial Services sector goodwill and other intangible assets were as follows (in millions):

                                                     Goodwill a/                  Other Intangibles
                                                    ---------------     ---------------------------------------
                                                                         Amortizable        Non-amortizable
                                                                        --------------    ---------------------
       December 31, 2001 balance                        $ 1,088             $ 265                $   -
       Impairment (pre-tax)                                (294)                -                    -
       Tradename reclassification                             -              (189)                 189
       Currency translation & other                          15               (11)                   -
                                                        -------             -----                -----
         June 30, 2002 balance                          $   809             $  65 b/             $ 189
                                                        =======             =====                =====

     - - - - -

     a/ In addition, other assets included goodwill of $44 million at June 30, 2002 and December 31, 2001.
     b/ Gross balance of $91 million, net of accumulated amortization of $26 million.

      Company pre-tax amortization expense for other intangible assets, excluding goodwill, in the first half of 2002 and 2001 was $26 million and $30 million, respectively; and in the second quarter of 2002 and 2001 was $20 million and $15 million, respectively. Other intangible asset amortization is forecasted to be about $20 million to $30 million per year for the next 5 years.

5. Income Per Share of Common and Class B Stock - The calculation of diluted income per share of Common and Class B Stock takes into account the effect of obligations, such as stock options and convertible securities, considered to be potentially dilutive. Basic and diluted income per share were calculated using the following (in millions):

                                                                        Second Quarter                   First Half
                                                                   --------------------------     --------------------------
                                                                      2002           2001            2002           2001
                                                                   -----------    -----------     -----------     ----------
Diluted Income
--------------
Income/(loss) attributable to Common and Class B
 Stock after preferred stock dividends                               $567         $(755)           $(531)           $300
Convertible preferred securities interest                              54             -                -               -
                                                                     ----         -----            -----            ----
  Diluted Income                                                     $621         $(755)           $(531)           $300
                                                                     ====         =====            =====            ====

Diluted Shares
--------------
Average shares outstanding                                          1,813         1,819            1,810           1,829
Issuable and uncommitted ESOP shares                                   (1)           (8)              (1)            (10)
                                                                    -----         -----            -----           -----
  Basic shares                                                      1,812         1,811            1,809           1,819
Contingently issuable shares                                            -            (1)               -               -
Net dilutive effect of options                                         18             - *             17              38
Convertible preferred securities                                      282             -                - *             -
                                                                    -----         -----            -----           -----
  Diluted shares                                                    2,112         1,810 **         1,826           1,857
                                                                    =====         =====            =====           =====

     - - - - -
     * Not included in calculation of diluted earnings per share due to the antidilutive effect - 37 million potential shares related to options in second quarter 2001 and 282 million shares related to convertible securities in first half 2002.
     ** Diluted earnings per share has been corrected to exclude the antidilutive effect of stock options and contingently issuable shares.


6. Inventories - Automotive inventories are summarized as follows (in millions):


                                     99.1-5

                                                             June 30,         December 31,
                                                               2002               2001
                                                          ----------------   ---------------
Raw materials, work in process and supplies                  $2,757             $2,436
Finished products                                             5,721              4,660
                                                             ------             ------
  Total inventories at FIFO                                   8,478              7,096
Less LIFO adjustment                                           (956)              (905)
                                                             ------             ------
  Total inventories                                          $7,522             $6,191
                                                             ======             ======


Item 1.  Financial Statements (Continued)


                       FORD MOTOR COMPANY AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS
                                   (unaudited)


7. Company-Obligated Mandatorily Redeemable Preferred and Mandatorily Redeemable Convertible Preferred Securities of Subsidiary Trusts - The sole assets of Ford Motor Company Capital Trust I ("Trust I"), which is the obligor on the preferred securities of Trust I issued in 1995, are $632 million principal amount of 9% Junior Subordinated Debentures due 2025 of Ford Motor Company.

     In January 2002, Ford Motor Company Capital Trust II, a subsidiary trust of the Company ("Trust II"), issued 100 million shares of 6.5% Cumulative Convertible Trust Preferred Securities, each with a liquidation preference of $50 per share. At the option of the holder, each preferred security is convertible at any time on or before January 15, 2032 into shares of Ford Common Stock at a rate of 2.8249 shares for each preferred security. The sole assets of Trust II are $5,155 million principal amount of 6.5% Junior Subordinated Debentures due 2032 of Ford Motor Company.


8. Comprehensive Income - Other comprehensive income primarily reflects foreign currency translation adjustments and adjustments related to SFAS No. 133 (See Note 3). Total comprehensive income is summarized as follows (in millions):

                                                     Second Quarter                   First Half
                                                  ------------------------       ------------------------
                                                   2002          2001             2002           2001
                                                  ----------    ----------       ----------     ---------
     Net income/(loss)                              $   570      $  (752)          $ (524)       $   307
     Other comprehensive income/(loss)                2,321         (582)           2,981         (2,918)
                                                    -------      -------           ------        -------
       Total comprehensive income/(loss)            $ 2,891      $(1,334)          $2,457        $(2,611)
                                                    =======      =======           ======        =======

9. Automotive Sector Acquisitions, Dispositions, Restructurings and Other Actions - On August 12, 2002, we announced our intent to sign an agreement with CVC Capital Partners to sell Ford's 100% interest in Kwik-Fit Holdings Ltd., our European all-makes vehicle repair business, to an acquisition company formed by CVC. The purchase price of (pound)330 million (equivalent to about $500 million) will consist of a combination of about $300 million in cash and a note with face value of about $200 million. In addition, Ford will acquire a 19 percent equity stake in the acquisition company. Although this equity interest is of limited value at this time, as it ranks in priority behind the debtholders of the acquisition company, it potentially allows us to participate in any significant future growth at Kwik-Fit. As a result of the sale, we anticipate recording an after-tax loss of about $500 million, which will be included in the financial results for the quarter ended September 30, 2002. For the six months ended June 30, 2002, Kwik-Fit's revenues were $546 million, with net income of $3 million. These operating results exclude the cumulative effect of adoption of SFAS No. 142 in the first quarter of 2002.






                                     99.1-6

-----------------------------

                       FORD MOTOR6 COMPANY AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS

                                   (unaudited)

10.  Segment Information - Ford's business is divided into two business sectors
     - Automotive and Financial Services (including Ford Credit and Hertz); detail is summarized as follows (in millions):


                                                      Financial Services Sector
                                                -----------------------------------
 Second Quarter                    Auto           Ford                       Other        Elims/
                                  Sector         Credit        Hertz       Fin Svcs       Other        Total
                                 --------       --------      -------      --------      -------      -------
2002
Revenues
  External customer              $ 35,238       $  5,804      $ 1,258        $   32      $     -      $ 42,332
  Intersegment                      1,519             90            7            15       (1,631)            -
                                 --------       --------      -------        ------      -------      --------
    Total Revenues               $ 36,757       $  5,894      $ 1,265        $   47      $(1,631)     $ 42,332
                                 ========       ========      =======        ======      =======      ========
Net income before
 cumulative effect of
 change in accounting
 principle                       $    178       $    330      $    53        $    9      $     -      $    570

2001
Revenues
  External customer              $ 34,552       $  6,256      $ 1,281        $  225      $     -      $ 42,314
  Intersegment                      1,316            118            6            39       (1,479)            -
                                 --------       --------      -------        ------      --------     --------
    Total Revenues               $ 35,868       $  6,374      $ 1,287        $  264      $(1,479)     $ 42,314
                                 ========       ========      =======        ======      ========     ========
Net income/(loss)                $ (1,194)      $    367      $    59        $   16      $     -      $   (752)



                                                      Financial Services Sector
                                               -----------------------------------------
 First Half                        Auto           Ford                       Other        Elims/
                                  Sector         Credit        Hertz       Fin Svcs       Other        Total
                                 --------       --------      -------      --------      -------      -------
2002
Revenues
  External customer              $ 67,559       $ 11,827      $ 2,341        $  462      $     -      $ 82,189
  Intersegment                      2,586            175           14            37       (2,812)            -
                                 --------       --------      -------        ------      -------      --------
    Total Revenues               $ 70,145       $ 12,002      $ 2,355        $  499      $(2,812)     $ 82,189
                                 ========       ========      =======        ======      =======      ========
Net income/(loss)
 before cumulative
 effect of change in
 accounting principle            $   (130)      $    586      $     5        $   17      $     -      $    478
Total assets at June 30          $100,797       $172,567      $12,038        $4,889      $     -      $290,291

2001
Revenues
  External customer              $ 69,202       $ 12,604      $ 2,457        $  497      $     -      $ 84,760
  Intersegment                      2,544            240           14            58       (2,856)            -
                                 --------       --------      -------        ------      -------      --------
    Total Revenues               $ 71,746       $ 12,844      $ 2,471        $  555      $(2,856)     $ 84,760
                                 ========       ========      =======        ======      =======      ========
Net income/(loss)                $   (505)      $    760      $    55        $   (3)     $     -      $    307
Total assets at June 30          $ 91,088       $182,045      $12,185        $4,228      $     -      $289,546



"Other Financial Services" data is an aggregation of miscellaneous smaller Financial Services Sector business components.

"Elims/Other" data includes intersegment eliminations.




                                     99.1-7

                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Board of Directors and Stockholders
Ford Motor Company

We have reviewed the accompanying consolidated balance sheet of Ford Motor Company and its subsidiaries as of June 30, 2002, and the related consolidated statement of income for each of the three-month and six-month periods ended June 30, 2002 and 2001 and the condensed consolidated statement of cash flows for the six-month periods ended June 30, 2002 and 2001. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet as of December 31, 2001, and the related consolidated statements of income, stockholders' equity and of cash flows for the year then ended (not presented herein), and in our report dated February 15, 2002, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2001, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.




PRICEWATERHOUSECOOPERS LLP
JULY 16, 2002







                                     99.1-8

            Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

SECOND QUARTER RESULTS OF OPERATIONS

         Our worldwide net income was $570 million in the second quarter of 2002, or $0.29 per diluted share of Common and Class B Stock. In the second quarter of 2001, losses were $752 million, or $0.42 per share. Worldwide sales and revenues were $42.3 billion in the second quarter of 2002, unchanged from a year ago. Unit sales of cars and trucks were 1,854,000 units, down 2,000 units.

         Results by business sector for the second quarter of 2002 and 2001 are shown below (in millions):



                                                              Second Quarter Net Income/(Loss)
                                                              ----------------------------------------
                                                                                            2002
                                                                                         Over/(Under)
                                                                2002         2001           2001
                                                              ------------------------- --------------
      Automotive sector                                        $ 178       $(1,194)        $ 1,372
      Financial Services sector                                  392           442             (50)
                                                               -----       -------         -------
        Total Company net income/(loss)                        $ 570       $  (752)        $ 1,322
                                                               =====       =======         =======

         The following unusual items were included in our second quarter results (in millions):



                                                                    Second Quarter Benefit/(Charge)
                                                                 -------------------------------------
                                                                      2002                2001
                                                                 ----------------  -------------------
     SFAS No. 133 non-cash benefit/(charge)                          $  1                $ (87)
     Non-cash accrual for European end-of-life
      vehicles directive                                              (41)                   -
     Mazda restructuring/other actions (Ford share)                     -                 (114)
                                                                     ----                -----
       Total unusual items                                           $(40)               $(201)
                                                                     ====                =====

     Memo:
      Automotive sector                                              $(27)               $(169)
      Financial Services sector                                       (13)                 (32)


Automotive Sector


         Worldwide earnings for our Automotive sector were $178 million in the second quarter of 2002, on sales of $35.2 billion. Losses in the second quarter of 2001 were $1,194 million, on sales of $34.6 billion.

         Details of second quarter Automotive sector results are shown below (in millions):

                                                                          Second Quarter
                                                                        Net Income/(Loss)
                                                              ---------------------------------------
                                                                                            2002
                                                                                         Over/(Under)
                                                                  2002          2001        2001
                                                              ------------- ------------ ------------
                  North American Automotive                    $    59       $(1,198)      $ 1,257

                  Automotive outside North America
                  - Europe                                         114           141           (27)
                  - South America                                  (96)          (70)          (26)
                  - Rest of World                                  101           (67)          168
                                                               -------       -------       -------
                   Total Automotive outside
                    North America                                  119             4           115
                                                               -------       -------       -------

                      Total Automotive Sector                  $   178       $(1,194)      $ 1,372
                                                               =======       =======       =======

         Automotive sector earnings in North America were $59 million in the second quarter of 2002, on sales of $25.1 billion. In the second quarter of 2001, losses were $1,198 million, on sales of $24.3 billion. The improvement reflected primarily the non-recurrence of costs associated with the Firestone tire replacement action (about $2 billion) and pricing improvements, offset partially by higher product costs and increased marketing costs (Ford, Lincoln and Mercury brand U.S. marketing costs as a percentage of their gross revenues were up 1.5 percentage points in the second quarter of 2002 compared with a year ago).

         In the second quarter of 2002, 4.6 million new cars and trucks were sold in the United States, down 91,000 units from a year ago. Our share of those unit sales was 21.3% in the second quarter of 2002, down 1.9 percentage



                                     99.1-9
points from a year ago (with trucks down 1.0 percentage points and cars down 0.9 percentage points), reflecting an increasingly competitive market.

         Our Automotive sector earnings in Europe were $114 million in the second quarter of 2002, compared with earnings of $141 million a year ago. Excluding the accrual related to the passage in Germany and The Netherlands of the European Union directive for end-of-life vehicles, profits were largely unchanged.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

         In the second quarter of 2002, 4.6 million new cars and trucks were sold in our nineteen primary European markets, down 269,000 units from a year ago. Our share of those unit sales was 10.8%, up 0.2 percentage points, explained by Jaguar, Land Rover, and Volvo brands.

         Our Automotive sector in South America had losses of $96 million in the second quarter of 2002, compared with losses of $70 million a year ago, primarily due to unfavorable exchange rates, lower industry volumes, and competitive pricing pressures, offset partially by lower costs and improved market share. Economic and industry conditions in the region remain very difficult. In Brazil, 371,000 new cars and trucks were sold in the second quarter 2002, compared with 427,000 a year ago. Our share of those unit sales was 9.4%.

         Automotive sector earnings outside North America, Europe, and South America ("Rest of World") were $101 million in the second quarter of 2002, compared with losses of $67 million in the second quarter of 2001. Excluding our share of Mazda restructuring and other charges of $114 million, earnings would have been $47 million in the second quarter of 2001. The improvements in results were primarily the result of improved operating performance at Mazda as well as lower costs and pricing improvements within our Automotive sector in the Asia Pacific region.

Financial Services Sector

         Our Financial Services sector consists primarily of two segments, Ford Credit and Hertz. Worldwide earnings of the Financial Services sector were $392 million in the second quarter of 2002, on sales of $7.1 billion.

         Details of second quarter Financial Services sector results are shown below (in millions):

                                                                                Second Quarter
                                                                               Net Income/(Loss)
                                                                  ------------------------------------------
                                                                                                  2002
                                                                                               Over/(Under)
                                                                     2002          2001           2001
                                                                  ------------   ----------   --------------
             Ford Credit                                            $ 330         $ 367         $  (37)
             Hertz                                                     53            59             (6)
             Minority interests and other                               9            16             (7)
                                                                    -----         -----         ------
                Total Financial Services sector                     $ 392         $ 442         $  (50)
                                                                    =====         =====         ======


                  Ford Credit - Not Included.


Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)


         Earnings at Hertz were $53 million, down from last year's $59 million profit in the second quarter. These results include amortization of intangibles at Ford FSG, Inc., Hertz' parent company, which is not reflected in Hertz' financial statements. Rental volume has started to recover due to a pick up in travel, but still remains lower compared with a year ago.


                                    99.1-10

FIRST HALF RESULTS OF OPERATIONS

         Results by major business sector for the first half of 2002 and 2001 are shown below (in millions):

                                                                    First Half Net Income/(Loss)
                                                                -----------------------------------
                                                                                             2002
                                                                                             O/(U)
                                                                   2002         2001         2001
                                                                ------------ ------------ ---------
         Automotive sector                                       $ (130)     $  (505)      $  375
         Financial Services sector                                  608          812         (204)
                                                                 ------      -------       ------
           Income before cumulative effect
            of change in accounting principle                    $  478      $   307       $  171

         Cumulative effect of change in
          accounting principle                                   (1,002)           -       (1,002)
                                                                 ------      -------       ------

           Total Company net income/(loss)                       $ (524)     $   307       $ (831)
                                                                 ======      =======       ======


         Net losses in the first half of 2002 were $524 million, compared with first half 2001 earnings of $307 million. First half 2002 net income included an after-tax, non-cash charge of $708 million to the Automotive sector, primarily relating to the impairment of goodwill in Kwik-Fit (our European all-makes vehicle repair business) and $294 million to the Financial Services sector, related to the impairment of goodwill in Hertz' industrial and construction equipment






















                                    99.1-11

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

rental business, each in accordance with SFAS No. 142. For further discussions regarding SFAS No. 142, see Note 4 of the Notes to our Financial Statements.

          Sales and revenues in the first half of 2002 were $82.2 billion, down $2.6 billion from a year ago. Vehicle unit sales were about 3.5 million, down 130,000 units from a year ago.

Automotive Sector

           Worldwide losses for our Automotive sector were $838 million in the first half of 2002. Excluding the cumulative effect of the change in accounting principle relating to the impairment of assets in accordance with SFAS No. 142 of $708 million, Automotive sector losses would have been $130 million, on sales of $67.6 billion. Losses in the first half of 2001 were $505 million, on sales of $69.2 billion.

           Details of first half Automotive sector results before the cumulative effect of the change in accounting principle relating to SFAS No. 142 are shown below (in millions):


                                                   First Half Net Income/(Loss)
                                                 -------------------------------
                                                                           2002
                                                                           O/(U)
                                                 2002        2001          2001
                                                -----        -----        ------
North American Automotive                       $(369)       $(503)       $ 134

Automotive outside North America
- Europe                                          231          229            2
- South America                                  (147)        (123)         (24)
- Rest of World                                   155         (108)         263
                                                -----        -----        -----
   Total Automotive outside North America         239           (2)         241
                                                -----        -----        -----

   Total Automotive sector                      $(130)       $(505)       $ 375
                                                =====        =====        =====

         In North America, losses were $369 million in the first half of 2002, $134 million better than the first half of 2001. The improvement reflected primarily the non-recurrence of costs associated with the Firestone tire replacement action and higher pricing, offset largely by higher product and other costs, higher marketing costs and higher net interest expense. In addition, in the first half of 2002, we recognized gains of $132 million from the sale of shares of Anthem, Inc. we received as a policyholder in a demutualization transaction. We also incurred charges of $80 million in the second quarter of 2002 for salaried personnel reduction programs.

         In the first half of 2002, 8.6 million new cars and trucks were sold in the United States, down from 8.9 million units a year ago. Our share of those unit sales was 21.0%, down 2.0 percentage points, reflecting an increasingly competitive market.

         In Europe, first half earnings were $231 million, compared with earnings of $229 million in the first half of 2001. In the first half of 2002,
9.2 million new cars and trucks were sold in our 19 primary European markets, down 500,000 units from a year ago. Our share of those unit sales was 11.1%, up
0.2 percentage points.

         In South America, losses were $147 million in the first half of 2002, compared with a loss of $123 million a year ago. The deterioration was due to lower industry volumes and unfavorable pricing, offset partially by lower costs and improved market share. In Brazil, 725,000 new cars and trucks were sold, compared with 842,000 a year ago. Our share of those unit sales was 9.1%.

         In Rest of World, earnings were $155 million in the first half of 2002, compared with a loss of $108 million in the first half of 2001. Excluding our share of Mazda restructuring and other charges of $114 million, earnings were $6 million in the first half of 2001. The improvement in results was primarily the result of improved operating performance at Mazda, as well as pricing improvements and lower costs within our Automotive sector in the Asia Pacific region.


                                    99.1-12

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Financial Services Sector

         In the first half of 2002, earnings for our Financial Services sector declined $498 million from last year. First half 2002 results for Hertz included a $294 million after-tax, non-cash charge related to the impairment of goodwill in Hertz' industrial and construction equipment rental business in accordance with SFAS No. 142. Details of Financial Services sector earnings in the first half of 2002 and 2001 are shown below (in millions):


                                                  First Half Net Income/(Loss)
                                              ----------------------------------
                                                                         2002
                                                                         O/(U)
                                               2002         2001         2001
                                              -----        -----        -----
Ford Credit                                   $ 586        $ 760        $(174)
Hertz                                             5           55          (50)
Minority interests and other                     17           (3)          20
 income/(loss) before cumulative effect       -----        -----        -----
  of change in accounting principle             608          812         (204)


Cumulative effect of change in
 accounting principle                          (294)          --         (294)
                                              -----        -----        -----

   Total Financial Services sector            $ 314        $ 812        $(498)
                                              =====        =====        =====

         Ford Credit - Not Included.

LIQUIDITY AND CAPITAL RESOURCES

Automotive Sector

         For the Automotive sector, liquidity and capital resources include cash generated from operations, gross cash balances, our ability to raise funds in capital markets and committed credit lines.

         At July 1, 2002, the Automotive sector had $7.9 billion of contractually committed credit agreements with various banks; 88.4% are available through June 30, 2007. Ford also has the ability to transfer, on a non-guaranteed basis, $7.3 billion of these credit lines to Ford Credit or FCE Bank plc. All of our global credit facilities are free of material adverse change clauses and restrictive financial covenants (for example, debt-to-equity limitations, minimum net worth requirements and rating triggers that would limit our ability to borrow).

         Automotive gross cash includes cash, marketable securities and assets contained in a Voluntary Employee Beneficiary Association ("VEBA") trust, which reflect financial assets available to fund the business and pay near-term obligations, as summarized below (in billions):

                                    2002         2001           2001          2000
                                  --------    -----------      -------     -----------
                                  June 30     December 31      June 30     December 31
                                  --------    -----------      -------     -----------
Cash and cash equivalents          $ 8.5          $ 4.1          $ 4.7          $ 3.4
Marketable securities               14.9           10.9           11.5           13.1
VEBA                                 1.5            2.7            2.7            3.7
                                   -----          -----          -----          -----
   Gross cash                      $24.9          $17.7          $18.9          $20.2
                                   =====          =====          =====          =====




                                    99.1-13

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

         In managing our business, we classify changes in gross cash in three categories: operating related (including capital expenditures and capital transactions with the Financial Services sector), acquisitions and divestitures, and financing related. Changes for the second quarter of 2002 and 2001 are summarized below (in billions):

                                                                     Second Quarter               First Half
                                                                ---------------------      ---------------------
                                                                   2002         2001          2002        2001
                                                                --------      -------      --------      -------
Gross cash at end of period                                      $24.9         $18.9         $24.9         $18.9
Gross cash at beginning of period                                 21.5          19.1          17.7          20.2
                                                                 -----         -----         -----         -----
 Total change in gross cash                                      $ 3.4         $(0.2)        $ 7.2         $(1.3)
                                                                 =====         =====         =====         =====

Operating related cash flows
 Automotive net income/(loss)                                    $ 0.2         $(1.2)        $(0.8)        $(0.5)
 Impairment charges (SFAS No. 142 - Goodwill)                      0.0           0.0           0.7           0.0
 Depreciation and special tools amortization                       1.3           1.3           2.4           2.7
 Changes in receivables, inventory and trade payables              0.6           0.9           0.2           2.1
 Tax refunds                                                       0.8           0.0           0.8           0.0
 Other - primarily expense and payment timing differences          1.9           2.8           2.6           1.2
 Capital transactions with Financial Services sector a/            0.0           0.0          (0.7)          0.4
 Capital expenditures                                             (1.4)         (1.2)         (2.9)         (2.6)
                                                                 -----         -----         -----         -----
  Total operating related cash flows                             $ 3.4         $ 2.6         $ 2.3         $ 3.3


Divestitures and asset sales                                       0.1           0.0           0.4           0.4
Acquisitions and capital contributions                             0.0          (1.7)         (0.1)         (2.6)


Financing related cash flows
 Convertible preferred securities                                $ 0.0         $ 0.0         $ 4.9         $ 0.0
 Dividends to shareholders                                        (0.2)         (0.6)         (0.4)         (1.1)
 Net issuance/(purchase) of common stock                           0.1          (0.5)          0.1          (1.3)
 Changes in total Automotive sector debt                           0.0           0.0           0.0           0.0
                                                                 -----         -----         -----         -----
  Total financing related                                        $(0.1)        $(1.1)        $ 4.6         $(2.4)
                                                                 -----         -----         -----         -----
   Total change in gross cash                                    $ 3.4         $(0.2)        $ 7.2         $(1.3)
                                                                 =====         =====         =====         =====


------------
a/   Includes capital contributions, dividends, loans and loan repayments.

         In the second quarter of 2002, we spent $1.4 billion for capital goods, such as machinery, equipment, tooling, and facilities, used in our Automotive sector, compared with $1.2 billion a year ago.

         Changes in receivables, inventories and trade payables improved cash by $600 million in the second quarter of 2002. Other operating changes, primarily related to expense and payment timing differences, improved cash by $1.9 billion in the second quarter of 2002. These changes reflected primarily seasonal factors.

         The net issuance of common stock for the first half of 2002 reflected $203 million of issuances related to employee savings plans and employee stock option exercises and $111 million of purchases from employee savings plans.

         Shown in the table below is a reconciliation between operating cash flow above and financial statement cash flows from operating activities before securities trading (in billions):

                                                                                   First Half
                                                                             --------------------
                                                                              2002         2001
                                                                             -----        ------
Operating related cash flows                                                  $2.3       $ 3.3

Items Ford includes in operating related cash flow
 Capital transactions with Financial Services sector                          $0.7       $(0.4)
 Capital expenditures                                                          2.9         2.6
 Net transactions between Automotive and Financial Services sectors a/         1.0        (0.1)

 Other, primarily exclusion of cash in-flows from VEBA draw-down               1.2         0.9
                                                                              ----       -----

     Total reconciling items                                                  $5.8       $ 3.0
                                                                              ----       -----
     Cash flows from operating activities before securities trading           $8.1       $ 6.3
                                                                              ====       =====

------------
a/ Primarily payables and receivables between the sectors in the normal course of business, as shown in consolidated statement of cash flows.

                                    99.1-14

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)


         Debt and Net Cash - At June 30, 2002, our Automotive sector had total debt of $14 billion, up from $13.8 billion at December 31, 2001. At June 30, 2002, our Automotive sector had net cash (defined as gross cash less total debt) of $10.9 billion, compared with $3.9 billion at December 31, 2001. At December 31, 2001, the weighted-average maturity of our Automotive debt was approximately 28 years, with $900 million maturing by December 31, 2006.

         Other Securities - We have outstanding 7.1 million depository shares, each representing 1/2000 of a share of our 8.25% Series B Cumulative Preferred Stock, with an aggregate liquidation value of about $178 million. Ford Motor Company Capital Trust I and Ford Motor Company Capital Trust II together have outstanding an aggregate $5.6 billion of trust preferred securities as described in Note 7 of the Notes to the Financial Statements. These securities are not included in the total debt amounts discussed above.

Financial Services Sector

Ford Credit - Not Included.


                                    99.1-15

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Hertz

         Debt and Cash - Hertz' total debt was $7.5 billion at June 30, 2002, up $1.2 billion from December 31, 2001. Outstanding commercial paper at June 30, 2002 totaled $1.7 billion at Hertz, with an average remaining maturity of 35 days, compared with $1 billion at December 31, 2001. At June 30, 2002, Hertz had cash and cash equivalents of $236 million, up from $120 million at December 31, 2001.

Total Company

         Stockholders' Equity - Our stockholders' equity was $10.0 billion at June 30, 2002, up $2.2 billion compared with December 31, 2001. The increase was more than explained by favorable non-cash equity effects of the weaker dollar, reflecting balance-sheet foreign currency translation adjustments and the effects of SFAS No. 133, offset partially by net losses of $524 million and dividend payments of $369 million.

OUTLOOK

Automotive

         Second Half 2002. In the anticipated environment of continuing high marketing incentives, we expect strong industry sales in the United States to continue in the second half of 2002 and to be in the range of 16.5 million to 17 million units for the full year. Marketing costs for Ford, Lincoln and Mercury brand vehicles sold in the United States, as a percentage of gross revenue from those sales, were about 15.6% in the first half of 2002. However, actual sales and marketing costs may be worse than expected if the recently announced lower consumer confidence index is indicative of new vehicle demand or if any of the risk factors listed below comes to fruition.

         We expect that the number of vehicles we will produce (and sell to dealers) in North America in the second half of 2002 will be lower than the number produced in the first half of the year, which reflected an increase in dealer inventory requirements, compared with a year ago. We plan to produce 940,000 units in North America in the third quarter of 2002, compared with 1,175,000 in the second quarter and 1,052,000 in the first quarter of this year. Although a decision on fourth quarter production will be made after gaining actual third quarter sales experience, we anticipate full-year 2002 North American production to exceed four million units.

         For full-year 2002, we expect our product costs (i.e., material, engineering, amortization and depreciation costs associated with new vehicles) will be higher than they were last year and such cost increases are likely to exceed cost reductions in other areas - i.e., non-product related costs. Therefore, overall costs this year are expected to be higher than last year.

         Overall, subject to the risk factors listed below, we expect to incur a small loss in the third quarter of 2002, largely reflecting lower vehicle production compared with the second quarter of 2002, and realize a modest profit for full-year 2002.

         Revitalization Plan Progress. In January 2002, we announced a product led Revitalization Plan that has as its goal the achievement of $7 billion of annual pre-tax operating earnings by mid-decade. Our European Turnaround Strategy, the blueprint for the North American Revitalization Plan, continues to gain momentum in 2002. Customer satisfaction and quality improvements are continuing, the new Ford Fusion and Fiesta models have strengthened the product portfolio, and total costs continue to decline.

         In North America, the Revitalization Plan is gaining traction but progress is not uniform. While our Ford-brand U.S. market share is up sequentially from the first quarter to the second quarter of 2002 (17.3% to 17.6%), it is down from 2001 levels. We expect the newly redesigned Ford Expedition to improve Ford-brand market share in the U.S., and the newly redesigned Lincoln Navigator and Land Rover Range Rover models, as well as the all-new Lincoln Aviator and Volvo XC90 models, to have a positive impact on our overall U.S. market share.

         Quality metrics show improvement, such as in the J.D Power Initial Quality Service survey results, and capacity utilization is on track for a 10% improvement. Further, in order to offset increases in product costs as referenced above, and achieve our Revitalization Plan objective of reducing material costs by $3 billion by mid-decade, we will increase the number of personnel dedicated to material cost savings from 300 to 1,000. We are committed to the financial targets we outlined in the Revitalization Plan. If incremental actions are required to meet these targets, we expect to take them.


                                    99.1-16

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)


        Post-Retirement Obligations. We sponsor defined benefit pension plans whose pension fund assets consist principally of investments in equities and in government and other fixed income securities. For our major U.S. pension funds, the target asset allocation is 70% equities and 30% fixed income securities.

         On January 1, 2002, the market value of plan assets exceeded projected benefit obligations (calculated using a discount rate of 7.25%) by $596 million for our U.S. plans. Based on a negative 6.7% return for the first half of 2002, we estimate that our U.S. plans were underfunded by $3.2 billion as of June 30, 2002. Investment results during 2002 will have no effect on 2002 pension expense. If the full-year 2002 investment return remains at negative 6.7% (i.e., zero return for the second half), and there are no other changes, then 2003 pension expense would increase by about $125 million after-tax, compared with 2002. So long as our investment return and other actuarial assumptions remain unchanged and there are no changes in benefit levels under present plans (e.g., the Ford-UAW Retirement Plan), then no contributions are projected to be required through 2006. However, we review our pension assumptions regularly and we do from time to time make contributions beyond those legally required.

         We also regularly review health care cost trends in connection with our employee and retiree health care plans. Our most recent review preliminarily indicates such costs are increasing at a higher rate than previously assumed. As a result, higher accruals may be required in the future for retiree health care costs.

         Divestitures. As discussed in Note 9 of the Notes to our Financial Statements, we announced our intent to sign an agreement with CVC Capital Partners to sell Ford's 100% interest in Kwik-Fit Holdings Ltd. for (pound)330 million (equivalent to about $500 million), which will result in an after-tax third quarter 2002 loss of about $500 million. This, together with the disposition of other non-core businesses and assets, should allow us to meet our goal, set in January 2002, to realize $1 billion in cash from the disposition of non-core businesses and assets. Due to the present business climate, however, we have decided not to pursue the sale of Hertz' industrial and equipment rental business at this time.

Financial Services

Ford Credit - Not Included.

Hertz
         We believe that vehicle and equipment rentals will remain at diminished levels, reflecting reduced corporate spending in the United States throughout 2002. While full-year 2002 net income for Hertz is expected to exceed 2001 levels, it is expected to be substantially below recent historical levels.

Risk Factors

         Statements included or incorporated by reference herein may constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation:

- increasing price competition in the U.S. and Europe resulting from industry overcapacity, currency fluctuations or other factors;
- a significant decline in industry sales, particularly in the United States or Europe, resulting from slowing economic growth or other factors;
- lower-than-anticipated market acceptance of our new or existing products;
-        currency or commodity price fluctuations;
-        reduced availability of or higher prices for fuel;
-        a market shift from truck sales in the United States;
-        lower-than-anticipated residual values for leased vehicles;
-        a credit rating downgrade;
-        labor or other constraints on our ability to restructure our business;
- increased safety, emissions, fuel economy or other regulation resulting in higher costs and/or sales restrictions;
- work stoppages at key Ford or supplier facilities or other interruptions of supplies;

                                    99.1-17

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)


- the discovery of defects in vehicles resulting in delays in new model launches, recall campaigns, increased warranty costs or litigation;
- worse-than-assumed economic and demographic experience for our post-retirement benefit plans (e.g., investment returns, interest rates, health care cost trends, benefit improvements);
- increased price competition in the rental car industry and/or a general decline in business or leisure travel due to a deterioration in economic conditions or other factors;
-        insufficient credit loss reserves; and
-        our inability to implement the Revitalization Plan.


NEW ACCOUNTING STANDARDS

         We adopted SFAS No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002. Goodwill and certain intangible assets will no longer be amortized, but will be subject to an annual impairment test. Goodwill and indefinite- lived intangible asset amortization of about $130 million was charged to income in the first half of 2001 and $260 million in full year 2001. For a further discussion of SFAS No. 142, see Note 4 of our Notes to Financial Statements.

         In June 2002, the Financial Accounting Standards Board (FASB) issued an exposure draft interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements that addresses issues related to identifying and accounting for special purpose entities (SPEs). We are continuing to assess the impact the proposed interpretation may have on our accounting for SPEs.

OTHER FINANCIAL INFORMATION

         The interim financial information included in this 10-Q Report has not been audited by PricewaterhouseCoopers LLP ("PwC"). In reviewing such information, PwC has applied limited procedures in accordance with professional standards for reviews of interim financial information. Accordingly, you should restrict your reliance on their reports on such information. PwC is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the interim financial information because such reports do not constitute "reports" or "parts" of the registration statements prepared or certified by PwC within the meaning of Sections 7 and 11 of the Securities Act of 1933.


Item 3.  Quantitative and Qualitative Disclosures About Market Risks

         There is no material change in the information reported under Item 7A of the 10-K Report.



                                    99.1-18

                           PART II. OTHER INFORMATION

Item 1.  Legal Proceedings

Firestone Matters (Previously discussed beginning on page 22 of Ford's Annual Report on Form 10-K for the year ended December 31, 2001 (the "10-K Report") and on page 15 of Ford's Quarterly Report on Form 10-Q for the Quarter ended March 31, 2002 (the "First Quarter 10-Q Report").)

         Firestone Tire Related Litigation. Firestone Class Actions. As reported in the First Quarter 10-Q Report, on May 2, 2002, the United States Court of Appeals for the Seventh Circuit reversed the trial court order of November 28, 2001 that certified a class. Since the date of that ruling, seven new purported class actions involving allegations similar to those made in the federal actions have been filed in the state courts of South Carolina, Arkansas, Florida, Connecticut, Illinois, Ohio and California. We will remove these cases to federal court and seek to have them consolidated with the case currently pending in the federal court in Indianapolis.

         Firestone Shareholder Derivative Actions. The trial court granted our motion to dismiss the action filed in federal court.

         Attorney General Investigation. As previously reported, a consortium of the 50 state attorneys general (and 3 United States territories) continues to investigate the circumstances leading up to the Firestone tire recall and subsequent tire replacement program. Oversight of the investigation has been delegated by the states to an Executive Committee consisting of the attorneys general from Florida, Tennessee, Georgia, Connecticut, Illinois, Washington, Iowa and Texas. Among other things, the Executive Committee is investigating whether the advertising of sport utility vehicles misleadingly suggests that sport utility vehicles may be driven like passenger cars. We are engaged in ongoing discussions with the Executive Committee states.

         Venezuelan Matters. The Venezuela Attorney General's Office continues to investigate whether criminal charges should be filed against Firestone and Ford employees as a result of tire tread separation accidents that occurred in that country. The Venezuelan consumer protection agency (INDECU) is assisting in the investigation. INDECU has submitted an extensive report alleging there are no defects in the Firestone tires rather that the tire tread separation was the result of the inflation pressure specified by Ford. The report also alleges a series of defects in the Explorer including defects in the steering knuckle and spindle, shock absorbers, roof design, front axle fastener, the general electronic module and powertrain control module. These allegations are contrary to the NHTSA findings and Ford's analysis of U.S. and Venezuelan accidents involving the Explorer. The Venezuelan National Assembly, which appointed a Technical Commission to investigate the cause of the rollover accidents, has demonstrated renewed interest in its own investigation and recently met with the head of INDECU to discuss INDECU's investigation.

Other Product Liability Matters

         Asbestos Matters. (Previously discussed on page 24 of the 10-K Report). We are a party to a significant number of personal injury lawsuits related to asbestos exposure as discussed in the 10-K Report. Plaintiffs in these cases allege various health problems as a result of asbestos exposure either from (i) component parts found in older vehicles (ii) insulation or other asbestos products in our facilities or (iii) asbestos aboard our former maritime fleet. The majority of these cases have been filed in the state courts in essentially every state in the country. In November 2001, we, along with the other United States automobile manufacturers, filed a motion to have all of these asbestos related cases pending in the various state courts transferred to the federal bankruptcy court in Delaware presiding over the Federal-Mogul Corporation bankruptcy reorganization. We attempted to have these cases transferred in order to obtain a full evidentiary hearing on the scientific evidence that we believe distinguishes us from the traditional asbestos defendant. Although the judge in the Federal-Mogul bankruptcy litigation recognized that there are fundamental problems with asbestos litigation in the United States, he concluded that he did not have the authority to transfer the cases into the Federal-Mogul bankruptcy case and, therefore, denied our motion to transfer these cases. We appealed this ruling to the Third Circuit Court of Appeals; however, that appeal was denied.

         The extent of our financial exposure to asbestos litigation remains very difficult to estimate. As discussed in the 10-K Report, most of the asbestos litigation we face involves mechanics who have worked on the brakes of our vehicles over the years. We believe the scientific evidence confirms that mechanics are not at an increased risk of asbestos-related disease as a result of exposure to asbestos used in our vehicles. The majority of our asbestos cases do not specify a dollar amount for damages, and in many of the other cases the dollar amount specified is the jurisdictional minimum. Moreover, the vast majority of these cases involve multiple defendants, with the number in some cases exceeding 100. At the same time, although our annual payout in asbestos cases has not, to date, been significant, we believe we are being more aggressively targeted, largely as a result of bankruptcies of manufacturers of asbestos and products containing asbestos. The total number of claims currently pending against us is approximately 18,000, compared with approximately 17,000 and 13,700 claims as of December 31, 2001 and 2000,

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respectively. This, together with the trends in civil litigation toward larger jury verdicts and punitive damages awards, could result in our costs for asbestos-related claims becoming significant.

         Romo v. Ford. During December, 1994, an action was filed in Superior Court in Stanislaus County, California, alleging that manufacturing and design defects in a 1978 Bronco and failure to warn caused the deaths of three members of the plaintiff's family. The trial in July 1999 resulted in a jury verdict ordering Ford to pay $290 million in punitive damages and $5 million in compensatory damages. Following the trial, the trial judge set aside the punitive damages award based on a finding of misconduct during jury deliberations. On June 28, 2002, the California Court of Appeals reinstated the original jury verdict. In reinstating the verdict, the three-judge appeals panel acknowledged that there was juror misconduct during the early stages of deliberations, but stated that there was no proof that Ford had been prejudiced by the misconduct or that the jury had ultimately failed to decide the case on the legal instructions given by the trial judge. The appeals court also rejected Ford's contention that the punitive damages were not warranted by the evidence and were, in any event, excessive. We have filed an appeal of the appellate court's decision with the California Supreme Court.

Class Actions

         TFI Module Class Actions. (Previously discussed on page 26 of the 10-K Report and on page 15 of the First Quarter 10-Q Report.) The California court has given final approval to the settlement. An appeal from the court's order approving the settlement has been filed by a class member who objected to the settlement. Unless the appeal is withdrawn, it will delay the settlement and stay the settled cases for one to two years. If the appeal is withdrawn, the settlement will become effective on September 16, 2002.

         Throttle Body Assemblies Class Action. (Previously discussed on page 27 of the 10-K Report.) The trial court has denied plaintiffs' motion for class certification.

         Seat Back Class Actions. (Previously discussed on page 28 of the 10-K Report.) The Maryland Court of Appeals (Maryland's highest court) has agreed to review the dismissal of the Maryland case.

         Late Charges Class Action.  - Not Included.

         Fair Lending Class Action. - Not Included.

         Side Release Belt Buckles Class Action. (Previously discussed on page 29 of the 10-K Report.) We filed a motion to dismiss on the basis that the plaintiffs have suffered no injury. That motion was denied on May 21, 2002, and we are pursuing an appeal of that ruling.

         Crown Victoria Police Interceptor Class Actions. Six purported class actions have been filed in state courts in New Jersey, Texas, Pennsylvania, Arkansas, Alabama and Florida on behalf of governmental entities that own Crown Victoria Police Interceptors, alleging that the vehicles are susceptible to fuel leaks and fires when struck from the rear at high speed. The New Jersey and Arkansas cases purport to represent a nationwide class; the Texas, Pennsylvania and Alabama cases purport to represent all police departments in the relevant state. The complaints seek a recall of the affected vehicles, an injunction, compensatory and punitive damages and other relief. We removed the cases with which we have been served to federal courts. We have filed a motion in each of the cases with which we have been served to consolidate those cases with the Multi District Litigation Panel sitting in Washington, D.C. A seventh purported class action has been filed in Florida state court on behalf of Florida owners of non-police Crown Victoria vehicles, with similar allegations and demands for relief.

Other Matters


         Visteon Dispute. (Previously discussed on page 29 of the 10-K report.) we have negotiated settlements of each of the matters previously reported.

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                                                                      Exhibit 12

                       Ford Motor Company and Subsidiaries


         CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS
                                  (in millions)




                                                           First              For the Years Ended December 31
                                                            Half    -----------------------------------------------------
                                                            2002       2001       2000        1999       1998        1997
                                                         ----------------------------------------------------------------
Earnings
  Income before income taxes                             $   901    $(7,584)   $ 8,234     $ 9,854    $24,280     $10,124
  Equity in net (income)/loss of affiliates
   plus dividends from affiliates                             90        857         99         (12)        87         141
  Adjusted fixed charges a/                                4,957     11,277     11,316       9,388      9,161      10,896
                         -                               -------    -------    -------     -------    -------     -------
    Earnings                                             $ 5,948    $ 4,550    $19,649     $19,230    $33,528     $21,161
                                                         =======    =======    =======     =======    =======     =======

Combined Fixed Charges and
 Preferred Stock Dividends
  Interest expense b/                                    $ 4,599    $10,894    $10,937     $ 9,065    $ 8,881     $10,559
                   -
  Interest portion of rental expense c/                      188        337        318         265        228         297
                                     -
  Preferred stock dividend requirements of
   majority owned subsidiaries and trusts                    163         55         55          55         55          55
                                                         -------    -------    -------     -------    -------     -------
    Fixed charges                                          4,950     11,286     11,310       9,385      9,164      10,911
Ford preferred stock dividend requirements d/                 10         22         22          22        121          85
                                           -             -------    -------    -------     -------    -------     -------
  Total combined fixed charges
   and preferred stock dividends                         $ 4,960    $11,308    $11,332     $ 9,407    $ 9,285     $10,996
                                                         =======    =======    =======     =======    =======     =======
Ratios
  Ratio of earnings to fixed charges                         1.2       f/          1.7         2.0       3.7e/        1.9
                                                                       -                                    -

  Ratio of earnings to combined fixed
   charges and preferred stock dividends                     1.2       f/          1.7         2.0       3.6e/        1.9
                                                                       -                                    -


- - - - -
a/ Fixed charges, as shown above, adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority owned subsidiaries and trusts.
b/ Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.
c/  One-third of all rental expense is deemed to be interest.
-
d/ Preferred stock dividend requirements of Ford Motor Company increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford Motor Company's effective income tax rates.
e/ Earnings used in calculation of this ratio include the $15,955 million gain on the spin-off of The Associates. Excluding this gain, the ratio is 1.9.
f/ Earnings for the year ended December 31, 2001 were inadequate to cover fixed charges. The coverage deficiency was $6.7 billion for ratio of earnings to fixed charges and $6.8 billion for ratio of earnings to combined fixed charges and preferred stock dividends.


Prior periods have been changed.

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                                                                      EXHIBIT 15


August 12, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Ford Motor Company Registration Statements Nos. 2-95018, 2-95020, 33-14951, 33-19036, 33-36043, 33-36061, 33-39402, 33-50194, 33-50238,
         33-54275, 33-54283, 33-54348, 33-54735, 33-54737, 33-58255, 33-61107,
         33-64605, 33-64607, 333-02735, 333-20725, 333-27993, 333-28181,
         333-31466, 333-37396, 333-37536, 333-37542, 333-38580, 333-38586,
         333-40258, 333-40260, 333-46295, 333-47443, 333-47445, 333-47733,
         333-52399, 333-56660, 333-57596, 333-57598, 333-58695, 333-58697,
         333-58701, 333-61882, 333-61886, 333-65703, 333-70447, 333-71380,
         333-72476, 333-72478, 333-74313, 333-85138, 333-86127, 333-87619 and
         333-87990 on Form S-8 and 333-67209 and 333-75214 on Form S-3.



Commissioners:

We are aware that our report dated July 16, 2002 on our review of interim financial information of Ford Motor Company and Subsidiaries (the "Company") as of and for the period ended June 30, 2002 and included in the Company's quarterly report on Form 10-Q for the quarter then ended is incorporated by reference in the afore referenced Registration Statements.


Very truly yours,



PricewaterhouseCoopers LLP
Detroit, Michigan


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